Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: May 30, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

   THE FOLLOWING PRESENTATION MATERIALS MAY BE USED FROM TIME TO TIME BY FIRST UNION IN MEETINGS OR CONFERENCES WITH ANALYSTS AND INVESTORS.

[GRAPHIC]
FIRST UNION                                                            WACHOVIA

                                    The New
                                    WACHOVIA


                          Important Factors to Consider
                                  May 30, 2001

Cautionary Statement
================================================================================

    This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.


    The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

FIRST                                    1                              WACHOVIA
 UNION

Additional Information
================================================================================

    The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

    First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

FIRST                                    2                              WACHOVIA
 UNION

Where We Are Today
================================================================================

   o Nominal Offers Are Approximately Equal (a)

        [_] First Union's Negotiated Merger                     $63.68
        [_] SunTrust's Hostile Offer                             64.85
        [_] Current Spread                                        1.8%

   o Separately, First Union's Dividend Proposal Offers You A Choice (b)

        [_] One-Time Cash Payment                                $0.48

                                     or
                                     --
        [_] Continuation of Current Wachovia Dividend            $2.40

   o Wachovia's Board Has Spoken

        [_] Reaffirmed Support For First Union Merger
        [_] Reviewed History With SunTrust - The Board Believes
                A Deal Will Not Work

---------------------------

(a) Based on May 29, 2001 closing prices. SunTrust closing stock price is adjusted by $0.40 for ex-dividend date. The $63.68 includes First Union's one-time $0.48 cash payment. Refer to page 16 in Appendix for additional information.
(b) Per share of Wachovia stock exchanged, at 2-for-1 exchange ratio. See also footnote (a). Refer to page 17 in Appendix for additional information.

FIRST                                    3                              WACHOVIA
 UNION

First Union...We Are Ready
================================================================================
 o New management team in place for over a year
    [_]  Have met earnings expectations 3 quarters in a row
    [_]  Remain comfortable with outlook for 2nd quarter and 2001
    [_]  Focused on getting to second quartile of top 20 U.S. banks in terms of capital ratios
    [_]  Created cost management culture
    [_]  Aligned compensation with performance
    [_]  Significantly improved external reporting

 o Strategic repositioning complete
    [_] 8 billion in assets held for sale reduced to less than $100 million today
    [_] Sold credit card portfolio, $13 billion in investment securities, 84 branches and mortgage servicing business

 o Capital Management Group
    [_] Faring well vs. many major competitors

 o Retail Bank (General Bank)
    [_] Increasing deposits, loans and approaching best-in-class service per Gallup

 o Corporate and Investment Bank
    [_] Managing well in tough markets
    [_] Comparison vs. 1999 and 2000 difficult due to high principal investing gains

 o Top tier market performance year-to-date
    [_] 14% year-to-date stock price performance
    [_] #2 of top 20 banks

FIRST                               4                                   WACHOVIA
 UNION

First Union...We Are Ready
================================================================================
 Merger Transition Organization In Place And Moving Forward

         Balanced Representation of Wachovia and First Union Management

                 Executive Committee (B. Baker and K. Thompson)
                        Approve key transition decisions

               Merger Steering Committee (B. McCoy and D. Carroll)
                              Set overall policies

                            Project Management Office
       Coordinate and oversee all transition processes and communications

    Customer Experience Team                     Integrated Communications
    Culture Integration Team                         Progress Tracking

        Transition Team                             Conversion Task Force
Manage the corporation's integration          Complete all systems conversions
   at the business unit level

 All Business Units Represented                 All Business Units Represented



Primary Objectives: Expand Customer Base
------------------- Stay Focused on Customer Experience
                    Improve Customer Perception of Combined Organization

FIRST                                5                                  WACHOVIA
 UNION

First Union...We Are Ready
================================================================================
 Transition Risk Management

  o Risk management is key component of entire transition/execution process:

      [_] Customer risk              [_] Employee risk         [_] Market risk
      [_] Systems/operations risk    [_] Regulatory risk       [_] Capacity/volume risk
      [_] Organization risk          [_] Financial risk        [_] Transaction risk

                            Key Information Tracked

          Financial                                                            Customer
------------------------------------            -------------------------------------------------------------------------------
Core Expense/Goal                                Net Growth vs. Baseline                    Commercial (Barlow) vs. Target
One-Time Expense/Goal                               Customer                                Market Share vs. Target
Operating Exp/Op. Rev. vs. Goal                     Small Business                          Growth vs. Baseline
Operating EPS/Forecast vs. Goal                  At Risk Assessment vs. Target              Brand Perception vs. Target
Cash EPS/Forecast vs. Goal                       Consumer (Gallup) vs. Target               Customer Perception vs. Target
ChargeOffs/Avg. Loans vs. Target
NPL/Loans + OREO vs. Target                                                 Human Resources
Avg. Deposits/Customer vs. Baseline              ------------------------------------------------------------------------------
Avg. Loans/Customer vs. Baseline                 Cultural Task Force                       % Employees Retained/Plan
Revenue Growth/Forecast                             Meeting Milestones                     % Displaced in New Positions/Plan
Tier I Capital vs. Target                        FTE Reduction/Plan                        Monthly Turnover/Plan
Total Capital vs. Target                         Training Events/Plan
Debt Rating vs. Target
Reserves/Loans vs. Target                                                Transition Plan Milestones
Credit Losses/Avg. Loans vs. Target             -------------------------------------------------------------------------------
Noncredit Losses/Avg. Loans vs. Target           % Milestones Completed vs. Schedule             Data Accuracy vs. Target
Share Price Movement/BK Index vs. Target         Call Center Service Level                       Data Integrity vs. Target
Economic Profit Growth vs. Target                    Metrics vs. Target                          Level of Exceptions vs. Target
Operating ROE vs. Target                         Uptime vs. Target
Share Repurchases vs. Target



FIRST                             6                                     WACHOVIA
 UNION

First Union...We Are Ready
================================================================================
   First Union's Extensive Integration Experience
   ----------------------------------------------
      o 81 bank mergers since 1985
        [_] 27 bank mergers with greater than $1 billion in assets; 13 bank mergers with greater than $5 billion in assets
        [_] 10 broker-dealer/investment manager acquisitions with greater than 3 million customers

                                                30 of Those 81
                                                Complex Bank
                                                Acquisitions
                         41 of Those 81         Involved
                         Less Complex           ------------------------
                         Bank Acquisitions      Mutual Funds
                         Involved               Brokerage
                         ---------------------- Personal Trust                10 Specialty  Acquisitions
81 Acquisitions          Deposits ATM           Corporate Trust               Involved
Involved                 Consumer Loans         Insurance                     ----------------------------
----------------------     Leasing              IRA                            Unique System
General Ledger             Indirect             CAP                              Conversions
Payroll                    Unsecured/Secured    International                  Examples Include:
Accounts Payable         Commercial Loans       Sales Tracking                    Equity Derivative
Fixed Assets             CDs                    Credit/Debit Cards                  Systems
Benefits                 Safe Deposit Box       Capital Markets Investments       Bond Systems
Network Connectivity     Overdraft Protection   Capital Mgmt Investments          Commercial and
Customer Information     Mortgage               Trading                             Insurance Systems
 Systems                 Item Processing        Account Recovery                  Dot coms
                         Credit Card            Cash Management
                         Wire Transfer          401K
                         Equity Lines           Institutional Custody
                         ACH



FIRST                               7                                   WACHOVIA
 UNION

First Union Is Undervalued
================================================================================

o We believe that we have one of the best business mixes and long-term growth potential among U.S. banks

                                          Earnings Contribution (a)
        Business Segment                    Normalized 3-5 Years
        ----------------                    --------------------
        Retail                                   35% - 40%
        Brokerage/Wealth Management              30% - 35%
        Corporate/Investment Bank & Other        25% - 30%

        --------------------------------------------------------
        Implied Long-Term Growth Rate            10% - 12%
        --------------------------------------------------------
o  But our shares currently trade at the low end of our peer group (b)

        First Union Price/Estimated
          2002 Cash EPS                               9.9x
        Peer Group Average                           12.1x
             Rank Among Top 20 Banks                  19th

        P/E Ratio to Estimated Earnings Growth (c)     90%
        Peer Group Average "PEG"                      118%
              Rank Among Top 20 Banks                 19th
     -----------------------------------------------------------------------
     30% Potential Upside for First Union by Simply Trading at Peer Averages
     -----------------------------------------------------------------------
-------------------
(a) Refer to page 24 in Appendix for detailed information.
(b) Peer group includes top 20 U.S. banks, excluding Trust and Money Center banks. Earnings per share estimates from First Call, adjusted for current intangible amortization per share. Peer group average PEG ratio assumes First Call estimated 5 year earnings per share growth as denominator.
(c) Based on 11% earnings growth, midpoint of 10%-12% implied long-term growth rate range.

FIRST                               8                                   WACHOVIA
 UNION

Wachovia Merger Remains Clearly Compelling for First Union
================================================================================
 Strategic Proposition
          ---------------------------------------------------------------
                  Regional Ruler with Scale National Businesses
          ---------------------------------------------------------------
o Strengthens quality of management

o Improves our business lines:
                                                                     Impact
                                                                  ------------
   [] Retail Bank Strength - #1 on East Coast

    - Distribution (FTU sales, WB service culture)                 Improved
    - Market share                                                 Improved

   [] Brokerage and Wealth Management - National Scale

    - Product mix                                                  Improved
    - Distribution                                                 Improved

   [] Corporate/Investment Bank Scale - Stronger Mid-Market Focus

    - Client mix                                                   Improved
    - Cross-sell opportunities                                     Improved

FIRST                               9                                   WACHOVIA
 UNION

Wachovia Merger Remains Clearly Compelling for First Union
================================================================================
Financial Proposition
   o  Significant earnings accretion with  conservative assumptions
                            EPS Impact
                         ---------------------
                         Cash     New GAAP (a)
                         ----     ------------
             2002E       3.7%         0.0%
             2003E       5.3          2.5
             2004E       7.1          5.4

  o   20%+ internal rate of return, well in excess of cost of capital
  o   Strong balance sheet - improves capital and reserve coverage ratios

                                     Current
                                   First Union  At Closing
                                   -----------  ----------
Reserves/Loans                          1.4%        1.8%
Tier I Capital/Risk-Based Assets        7.2%        7.7%


  o  Positioned to generate over $2.5 billion in excess capital per year (b)
      [_] After-tax cost savings contribute $550 million per annum
      [_] Potential revenue synergies in excess of $200 million already identified and not included in analysis

     ----------------------------------------------------------------------
        We Believe That The Assumptions Underlying The Above Analyses Are
                 Realistic And Achievable With Upside Potential
     ----------------------------------------------------------------------
--------------------------
(a) As used herein, "New GAAP" refers to the anticipated modifications to GAAP whereby existing and newly recorded goodwill would not be subject to amortization, but rather would be subject to periodic testing for impairment.
(b) Refer to page 19 in Appendix for detailed information.

FIRST                              10                                   WACHOVIA
 UNION

SunTrust's Hostile Proposal Appears Risky For Its Shareholders
================================================================================

o We believe that SunTrust's earnings momentum has hit the wall. Analysis reveals:
   [_] Core earnings have not grown in the past two years
   [_] EPS growth has been driven by one-time gains and share repurchases
   [_] "Growth" businesses are stagnating
   [_] Projected earnings growth of 7% is at low end of peers


SunTrust's Lack of Growth Track Record(a)                   In Our View, SunTrust Is Overvalued
--------------------------------------------          -----------------------------------------------------
                             SunTrust CAGR
                             1Q'99 - 1Q'01:                                                     SunTrust
                             --------------                                                  --------------
Net Revenue                        2%                 Current Price/2002E Cash EPS (b)            11.3x
Operating Earnings                 2%                 Projected Net Income Growth                   7%
Core Earnings Per Share            6%                 P/E Ratio to Projected Net
Avg. Fully Diluted Shares         (4%)                   Income Growth                             162%
Memo:
-----
Asset Management Revenues         (1%)
Assets Under Management            1%
Note: excludes one-time gains

--------------------------------------------------------------------------
 Is SunTrust's Current P/E Sustainable, With or Without This Transaction?
--------------------------------------------------------------------------

-----------------
(a) Refer to pages 8 and 9 in First Union/Wachovia investor presentation dated May 22, 2001.
(b) Earnings estimate based on First Call, adjusted to include intangible amortization.

FIRST                              11                                   WACHOVIA
 UNION

SunTrust's Hostile Proposal Appears Risky For Its Shareholders
================================================================================
o We believe that the marginal accretion and low returns to SunTrust's shareholders generated by this transaction limits SunTrust's financial flexibility
    [_] Cost savings assumptions are 25%-30% above the comfort levels
            SunTrust discussed with Wachovia in December
    [_] In our view, aggressive given limited overlap - under 25% overlap of branches but cost savings total 10% of combined costs
    [_] Revenue opportunities limited by lack of investment management product breadth
    [_] Low organic earnings growth requires significant share repurchases to approach 10% EPS growth

SunTrust EPS Impact       New GAAP Basis    Cash Basis
-------------------       --------------    ----------
       2002E                   (10%)            0%
       2003E                   (4%)             3
       2004E                   (1%)             6

o IRR to SunTrust 12%-14%, at the low end of recently announced transactions

       --------------------------------------------------------------------
       Can SunTrust Acquire Wachovia After A Protracted Hostile Battle And
                  Experience NO Customer and Revenue Attrition?
       --------------------------------------------------------------------
-------------------
Source: SunTrust investor presentation on May 14, 2001. EPS impact and IRR assume $780 million option payment.

FIRST                              12                                   WACHOVIA
 UNION

SunTrust's Hostile Proposal Appears Risky For Its Shareholders
================================================================================
o  Pro forma risk-based capital ratios among lowest of top 50 U.S. banks
   [_] Transaction reduces SunTrust's "Coke adjusted" regulatory capital ratios by over 100 basis points
o Capital ratio impact of unrealized gain on Coca-Cola shares owned by SunTrust is greatly diluted by transaction, and...
   [_] Transaction costs totaling $1.7 billion, after-tax, consume 25% of current Tier I capital
   [_] Aggressive projected dividend payout and share repurchases limit capital generation capability

Projected At Closing                    STI/WB                Impact of Coca-Cola Gain Greatly Diluted
--------------------                   ------                 -----------------------------------------------------
Tier I Risk-Based Capital               6.5%                  SunTrust Current
   Rank Among Top 50 U.S. Banks         #50                      Tier I Risk-Based Capital                  6.8%
                                                                 Adjusted for Unrealized Coke Gain          8.3%
Projected 2002 Dividend Payout                                     Rank Among Top 50 U.S. Banks             #32
Ratio (New GAAP Basis)                  47%
   Rank Among Top 50 U.S. Banks (a)     #46                   Pro Forma SunTrust/Wachovia
Projected Dividend and Share                                     Tier I Risk-Based Capital                  6.5%
Repurchases as a % of Earnings          70%                      Adjusted for Unrealized Coke Gain          7.2%
                                                                   Rank Among Top 50 U.S. Banks             #46
Capital Ratio Growth Per Annum (b)     0.17%

Years Before Incremental Earnings
From Deal Offset Up-Front Charges     13 years

       -------------------------------------------------------------------
        How Will SunTrust Rebuild Its Capital Base Without Impacting Its
                          Earnings Or Its Stock Price?
       -------------------------------------------------------------------
------------------
(a) Ranked in terms of lowest dividend payout ratio to highest.
(b) Represents net excess capital generated annually as a percentage of risk-based assets.
Refer to pages 18-21 and 28-29 in Appendix for detailed information.

FIRST                              13                                   WACHOVIA
 UNION

SunTrust's Hostile Proposal Appears Risky For Its Shareholders
================================================================================
If SunTrust Sells Its Coca-Cola Shares To Increase Its Bid, We Believe SunTrust's EPS Accretion, IRR, Capital Ratios and Stock Price Would Be Negatively Impacted

                                                                       Assumes Increase In Offer
                                                               -----------------------------------------
                                                Current        Increase With         Increase Funded by
                                                Proposal          Shares                Coke Sale (a)
                                              -----------      -------------         -------------------
Offer Price                                      $64.85           $69.39                  $69.39
Increase In Offer                                  --              7.0%                    7.0%

Exchange Ratio                                   1.081x           1.157x                  1.081x
Coke Sale Required to Fund Increase ($BN)          --               --                   $2.3 (a)

2004 EPS Impact on STI
----------------------
   New GAAP                                       (1%)             (3%)                    (1%)
   Cash                                            6                3                       5

Tier I Risk-Based Capital Ratio
-------------------------------
   At Close                                       6.5%             6.5%                    6.0%
   At Close (With Coke Gain)                      7.2              7.2                     6.0
   Rank Among Top 50 Banks                        #46              #46                     #50

Internal Rate of Return (b)                       13%              12%                     12%
Loss of Coke Value Per Share (c)               ($2.00)           ($2.09)                 ($4.94)

--------------------------------------------------------------------------------------------
Will SunTrust Shareholders Tolerate The Loss of Its Coke Stock Investment To Fund A Dilutive
           Deal (d), Producing An IRR Well-Below Recent Transactions?
     What EPS Accretion and IRR Hurdles Would You Require In A Hostile Bid?
--------------------------------------------------------------------------------------------

------------------------
Note: EPS impact and IRR assume $780 million break-up fee and 7.5% cost of debt.

(a) Assumes cash component funded by sale of Coca-Cola shares required to increase value received by Wachovia shareholders to $69.39. EPS impact assumes loss of dividends related to Coca-Cola shares sold. Refer to page 22 in Appendix for more detailed information.
(b) Assumes 11x terminal multiple.
(c) Represents loss of current SunTrust holders' share of unrealized Coca-Cola gain, as compared to pre-transaction value per share.
(d) Transaction will be dilutive to SunTrust "New GAAP" EPS for at least 3 years.
Refer to pages 18, 21, and 27 in Appendix for detailed information.

FIRST                              14                                   WACHOVIA
 UNION

First Union/Wachovia: Significantly More Compelling Financially For Shareholders
================================================================================

                                                     First Union          SunTrust
                                                   Merger-of-Equal    Hostile Proposal
                                                   ---------------    ----------------
EPS Impact on Wachovia - 2004E
   "New GAAP"                                            17%                  3%
   Cash                                                   20                   9

Internal Rate of Return to Wachovia                      21%+               15%-17%

Pro Forma Annual Dividend to Wachovia                    $2.40               $2.40

Currency Valuation
   Price/2002 Cash EPS                                    9.9x                11.3x
   Long-Term Earnings Growth Rate                       10%-12%                7%
   2002 Cash P/E Ratio to Estimated Earnings Growth     90% (a)               162%

Combined Capital Position (b)
   Tier I Risk-Based Capital Ratio                       7.7%                 6.5%
   Risk-Based Capital Ratio Growth Per Annum             0.82%                0.17%
   Projected Dividend &  Repurchases/ Cash Income         35%                  70%
   Incremental Capital Breakeven (# of years)              3                   13
   Net Excess Capital Generated Annually ($BN)           $2.3                 $0.3

                ------------------------------------------------
                Based On This Data: Which Deal Would You Prefer?
                ------------------------------------------------
----------------------
(a) Based on an 11% earnings growth rate, midpoint of implied 10%-12% long-term growth rate.
(b) Refer to pages 18-20 in Appendix for additional information.

FIRST                              15                                   WACHOVIA
 UNION

================================================================================
                                    Appendix
================================================================================

Treatment of First Union's One-Time Payment to Wachovia
================================================================================
o First Union's dividend alternatives for Wachovia's shareholders need to be factored in when comparing First Union's negotiated proposal with SunTrust's hostile offer

o First Union's Proposal Offers Wachovia's Shareholders:

    2 First Union Shares of Common Stock    $63.20
    One-Time Cash Payment                     0.48 (a)
                                          -----------
    Total Value Received                    $63.68

o SunTrust's Proposal:

    1.081 SunTrust Shares of Common Stock   $64.85

    One-Time Cash Payment                     --
                                         ---------
    Total Value Received                    $64.85

----------------------
Note: Prices as of May 29, 2001. SunTrust's closing stock price is adjusted by $0.40 for ex-dividend date.
(a) Assuming the Wachovia shareholder elects to receive the one-time $0.48 payment instead of dividend equalization preferred shares. The current First Union annual dividend per share of common stock is $0.96 ($1.92 pro forma annually for one share of Wachovia common stock at the 2-for-1 exchange ratio).

FIRST                              16                                   WACHOVIA
 UNION

Dividend Alternatives Are Economically Equivalent For First Union
================================================================================
 Illustrative Example
   Key Assumptions
   ---------------
   o First Union/Wachovia to target cash basis dividend payout ratio of less than 33%
   o  Common stock dividend to be increased as enhanced earnings realized
   o Illustrative example assumes $1.20 per share dividend ($2.40 pro forma per current Wachovia share based on 2-for-1 exchange ratio) reached by third quarter 2003
   o Incremental dividend cash flows present valued based on a 13% discount rate

                         Hypothetical Dividend
                   ----------------------------------    New Wachovia      Cash Basis
                      Per New         Per Preferred     Projected Cash      Dividend
Period             Wachovia Shares      Share (a)             EPS         Payout Ratio
------             ---------------   ----------------   --------------    ------------
2001    4th Qtr         $0.24             $0.06                --
2002    1st Qtr          0.24              0.06                --
        2nd Qtr          0.26              0.04                --
        3rd Qtr          0.26              0.04                --
        4th Qtr          0.28              0.02              $3.28            31.7%
2003    1st Qtr          0.28              0.02                --
        2nd Qtr          0.28              0.02                --
        3rd Qtr          0.30               --                 --
        4th Qtr          0.30               --               $3.67            31.6%
                                     -----------------
        Net Present Value                 $0.24
      ------------------------------------------------
        Adjusted for 2:1 Exchange         $0.48
      ------------------------------------------------

-----------------
(a) A Wachovia shareholder electing to receive the dividend equalization preferred shares will not also receive the $0.48 cash payment.

FIRST                              17                                   WACHOVIA
 UNION

First Union/Wachovia Should Produce Significantly Higher Capital Ratios
================================================================================
Illustrative Example

   ($ in billions)                                            First Union/Wachovia      SunTrust/Wachovia
                                                              --------------------      -----------------
   Current Tier I Equity                                              $14.5                   $6.8
   Earnings to Close Less Share Buybacks                                1.0                    0.4
   Wachovia - Other Tier I (Trust Capital Securities,etc.)              0.9                    0.9
   Equity Issued In Transaction (a)                                    11.9                   12.1
   New Intangibles                                                     (7.9)                  (8.6)
                                                              --------------------      -----------------
   Pro Forma Tier I Capital                                           $20.4                   $11.6
  -------------------------------------------------------------------------------------------------------
   Tier I Risk-Based Capital Ratio                                      7.7%                    6.5%
  -------------------------------------------------------------------------------------------------------

   Memo: Calculation of New Intangibles
   ------------------------------------
   Wachovia Common Equity                                             $6.9                     $6.9
   Earnings to Close Less Share Buybacks                              (0.2)                    (0.2)
   Wachovia Intangibles                                               (1.5)                    (1.5)
   After-Tax Restructuring Charge                                     (1.2)                    (1.7)
                                                              --------------------      -----------------
   Adjusted Tangible Common Equity                                    $4.0                     $3.5
   Transaction Value (a)                                              11.9                     12.1
                                                              --------------------      -----------------
   New Intangibles                                                    $7.9                     $8.6

-----------------------------
a) Assumes 186.7 million shares outstanding at close and stock prices as of May 29, 2001.

FIRST                              18                                   WACHOVIA
 UNION

First Union/Wachovia Should Generate Significantly More Excess Capital
================================================================================
Illustrative Example

                                                                 2002E
                                           -------------------------------------------------
   ($ in billions)                         First Union/Wachovia           SunTrust/Wachovia
                                           --------------------           ------------------
   Capital Generated By:
   ---------------------
   Pro Forma Net Income (Estimated)                 $3.9                         $2.2
   Efficiencies                                      0.3                          0.1
   Core Deposit Amortization                         0.3                          0.3
                                           --------------------           ------------------
   Cash Earnings                                    $4.5                         $2.6

   Capital Utilized For:
   ---------------------
   Pro Forma Dividends                             ($1.5)                       ($1.1)
   Share Repurchases                                (0.1)                        (0.7)
   Fund Assumed 6% Loan Growth                      (0.7)                        (0.5)
                                           --------------------           ------------------
   Net Excess Capital Generated (a)                 $2.3                         $0.3

   Dividends & Repurchases As a % of
   Cash Earnings                                     35%                         70%

   Net Excess Capital As a % of Cash Earnings        51%                         11%
   Risk-Based Capital Growth Per Annum (b)          0.82%                       0.17%

----------------------
(a) First Union/Wachovia and SunTrust/Wachovia net excess capital generated would total $2.5 billion and $0.5 billion annually, respectively, if full efficiencies are assumed.
(b) Represents net excess capital as a percentage of risk-based assets.

FIRST                              19                                   WACHOVIA
 UNION

First Union/Wachovia Should Generate Incremental Capital At A Quicker Pace
================================================================================

($ in billions)                                                 First Union/     SunTrust/
                                                                  Wachovia       Wachovia
                                                                ------------   ------------
After-Tax Cash Restructuring Charges                                $0.90          $0.65
Break-Up Fee                                                          --            0.78
                                                                ------------   ------------
Total Up-Front Charges (a)                                          $0.90          $1.43

Projected Fully-Realized After-Tax Cost Savings                     $0.55          $0.31

Less: Common Stock Dividend Increase (b)                              --           (0.19)
                                                                ------------   ------------
Annual Incremental Capital                                          $0.55          $0.12

Up-Front Charges/Incremental Capital                                 1.6x          12.0x

Years Before Incremental Capital Offsets Up-Front Charges              3            13

------------------------
(a) Excludes $450 million reserve addition for both companies.
(b) Run-rate: 2004 and beyond.

FIRST                              20                                   WACHOVIA
 UNION

Impact to SunTrust's Value Per Share Embedded In Its Coca-Cola Investment
================================================================================
 Illustrative Example
 ($ in billions, except per share data)

---------------------------------------
Coca-Cola Shares Owned (M)         48.3
Market Price (a)                 $48.34
Pre-Tax Unrealized Gain ($B)      $2.33                                                Sell 100% of Coca-Cola
After-Tax Unrealized Gain ($B)(b) $1.44                Current Prosposal               Shares to Build Capital
---------------------------------------         ------------------------------      -------------------------------------
                                                                   Pro Forma                                  Pro Forma
Proposal                                        Stand-Alone         STI/WB                Stand-Alone           STI/WB
--------                                        -----------        -----------            -----------       -------------
Per Share Offer                                     $64.85              $64.85                $64.85             $64.85


Investment in Coke
------------------
Investment to be Sold                                    --                 --                 $1.44              $1.44
After-Tax Unrealized Gain Remaining                   $1.44              $1.44                 $0.00              $0.00
                                                -----------        -----------            -----------       -------------
                                                      $1.44              $1.44                 $1.44              $1.44

Dilution to STI Shareholders
----------------------------
STI Shares Outstanding                                291.8              488.9                 291.8              488.9
Unrealized Coke Gain Per Share                        $4.94              $2.95                 $0.00              $0.00
-------------------------------------------------------------------------------------------------------------------------
Dilution to Current STI Holders                          --             ($2.00)               ($4.94)            ($4.94)
-------------------------------------------------------------------------------------------------------------------------

Capital
-------
Tier I Capital                                         $6.8              $11.6                  $6.8              $11.6
Proceeds from Coke Sale                                  --                 --                   1.4                1.4
                                                -----------        -----------            -----------       -------------
Adjusted Tier I Capital                                $6.8              $11.6                  $8.2              $13.0
-------------------------------------------------------------------------------------------------------------------------
Pro Forma Risk Based Tier I Capital Ratio              6.8%               6.5%                  8.3%               7.2%
Rank Among Top 50 Banks                                 #49                #50                   #32                #46
-------------------------------------------------------------------------------------------------------------------------

--------------------------
(a) As of May 29, 2001.
(b) Assumes 38% tax rate.

FIRST                              21                                   WACHOVIA
 UNION

Impact to SunTrust Of Selling Coca-Cola Shares To Fund Increase In Bid
================================================================================

                                                       Current        Illustrative Increase In SunTrust Proposal In Cash
                                                       Proposal               Funded By Coca-Cola Share Sale
                                                       --------    ------------------------------------------------------
Implied Offer to Wachovia                               $64.85            $66.80           $68.09         $69.39
Differential From Current Proposal                          --               3.0%             5.0%           7.0%

Realized Gain In Coca-Cola Shares Sold ($MM)                              $619.0         $1,030.0       $1,441.0
% of Total Coca-Cola Investment                                             43.0%            71.5%         100.0%

Calculation of Components of Proposal
-------------------------------------
     Value of STI Shares (ex. Coke) (a)                 $61.66            $61.66            $61.66        $61.66
     Value of Coke In STI Shares Received (b)             3.19              1.82              0.91          0.00
     Cash (c)                                             0.00              3.32              5.52          7.72
                                                       -------           -------         ---------      --------
     Total Consideration                                $64.85            $66.80            $68.09        $69.38

Tier I Capital Calculation ($BN)
--------------------------------
     Pro Forma Tier I Capital                            $11.6             $11.6             $11.6        $11.60
     Unrealized Coca-Cola Gain                             1.4               0.8               0.40            0
     Incremental Intangibles                               0.0              (0.4)             (0.6)         (0.8)
                                                       -------           -------         ---------      --------
     Adjusted Tier I Capital                             $13.0             $12.0             $11.4         $10.7

Tier I Risk-Based Capital Ratio (As Reported)              6.5%              6.3%              6.1%          6.0%
Tier I Risk-Based Capital Ratio (With Coke)                7.2               6.7               6.3           6.0
     Rank Among Top 50 U.S. Banks                          #46               #50               #50           #50

Component Valuation of STI Shares
---------------------------------
     Unrealized Coke Gain Per Share                      $2.95             $1.68             $0.84         $0.00
     Loss In Value Per STI Share (d)                                      ($1.27)           ($2.11)       ($2.95)

     Memo: Current STI Market Price                     $59.99
            "Core" Value Per STI Share (e)              $57.04

-----------------------------
(a) Represents "core" value per SunTrust share multiplied by 1.081 exchange ratio.
(b) Represents unrealized Coke gain per SunTrust share multiplied by 1.081 exchange ratio.
(c) Represents unrealized gain in Coca-Cola shares sold per estimated 186.7 million Wachovia shares at close.
(d) Represents decline in unrealized Coke value per SunTrust share as compared to value per share in current proposal.
(e) Represents current SunTrust price less unrealized Coke gain per SunTrust share.

FIRST                              22                                   WACHOVIA
 UNION

First Union/Wachovia Produces Far Superior Wealth Management Franchise
================================================================================

 o First Union: National scale in highly valued Wealth Management businesses

 o SunTrust: Low growth and, we believe, inadequate scale to compete effectively

               Stand-Alone
      -------------------------     Scale                                         First Union/         SunTrust/        Scale
       First Union     SunTrust      Gap                                            Wachovia           Wachovia          Gap
      ------------    ---------   ----------                                     -------------       ----------       -------
         $171           $92         1.9x     Assets Under Management ($BN)           $222               $142           1.6x
          $87           $20         4.4x     Mutual Fund AUM ($BN)                    $98                $31           3.2x
          #20           #50                  Rank Nationally                          #17                #41

          536            11        48.7x     Brokerage Offices                        600                 75           8.0x

        7,779           103        75.5x     Registered Representatives             8,350                674          12.4x

          #6            NM                   Rank Nationally                           #6               >#30
                                             # of Private Client/High Net Worth
          76             0           NM      Offices                                  133                 57           2.3x

                                             Historical Growth Rate in
          28%          (1%)          NM      Wealth Management Revenue (a)

--------------------
(a) Represents compound annual growth in standalone FTU and STI revenue since 1st quarter of 1999. Includes impact of EVEREN transaction for First Union.

FIRST                              23                                   WACHOVIA
 UNION

First Union/Wachovia Business Mix Produces Far Superior Growth Potential
================================================================================

 o First Union: We believe our franchise has higher growth business mix

 o SunTrust: Traditional retail bank and corporate lender

                                                                      Net Income Contribution
                                                        ---------------------------------------------
                                                               First Union/                SunTrust/
                                                                 Wachovia                 Wachovia(b)
                                         Long-term      ---------------------------    --------------
                                        Growth Rate                      3-5 Year
Business Segment                      of Business (a)       2001E       Normalized
-----------------                     ---------------    -----------   ------------
Retail                                       8%              46%          35%-40%              66%
Brokerage/Wealth Management                  15              21            30-35               11
Corporate/Investment Bank & Other            10              33            25-30               23
Implied Long-Term Growth (c)                                 10%            11%+               <9%

---------------------------------------
(a) First Union 5 year growth estimates by business line.
(b) Estimated as per March 31, 2001 10Q financial statements.
(c) Based on net income contribution and First Union growth estimates by business line.

FIRST                              24                                   WACHOVIA
 UNION

First Union/Wachovia Produces Far Superior Retail & Corporate/Investment Banking Franchise
===========================================================================================

  o First Union/Wachovia: Creates #1 retail bank on the East Coast

                                       First Union/     SunTrust/        Scale
                                         Wachovia       Wachovia          Gap
                                       ------------    ----------       -------
Customers (MM)                              19              8             2.4x
Branches (a)                              2,900           1,800           1.6x
ATMs                                      5,128           3,347           1.5x
On-line Banking Customers (MM)              3               1             3.0x

States of Operation                         13              9             1.4x
Metropolitan Areas                          75              58            1.3x
Southeastern Deposits ($BN) (b)            $98             $79            1.2x

Metropolitan Areas Ranked 1 or 2
   Deposits ($MM)                         $115             $63            1.8x
   Cumulative % of  Total                  78%             73%


 o  First Union/Wachovia: Creates mid-market capital markets scale
 o SunTrust: We don't believe that Robinson Humphrey provides required scale. Moreover, it is not integrated with SunTrust's corporate banking business
---------------------------------------
(a) Pre-divestitures.
(b) Excludes home office branch deposits.


FIRST                              25                                   WACHOVIA
 UNION

SunTrust's Hostile Proposal Appears Risky For Its Shareholders
================================================================================
o Hostile deals in the U.S. banking industry have a poor history
  [_] No "successful" completed hostile deal in more than a decade
  [_] Only completed transaction - Wells Fargo/First Interstate
          -Substantial customer disruption and deposit run-off, particularly in non-California, non-overlap markets
          -Substantial attrition of acquired senior management
          -Significant earnings shortfall

       Wells Fargo Experience                                   Similarities in WFC and STI Proposals
----------------------------------------------         ---------------------------------------------------------

                                                                                              WFC         STI
                                                                                            -------     -------
Deposit Run-off: Total (a)             16%             Deal Nature                          Hostile     Hostile
Deposit Run-off: Non-California (a)    35%
                                                       # of $1B+ Asset Integrations            1           1
% of Top 50 First Interstate                           in Previous 10 Years
Management Choosing to Remain           0%
                                                       Acquired Assets as a % of              105%        73%
Earnings Shortfall (b)                 30%+            Current Assets

                                                       % of Acquired Deposits Out              57%        51%
                                                       of Footprint (c)



         --------------------------------------------------------------
         What Are the Implications for Shareholders if STI's Experience
                                  Is the Same?
         --------------------------------------------------------------
------------------
(a) Data represents % change for deposits from closing through 6/98, two years after closing.
(b) Reported income for 1997 and 1998 as compared to Wells Fargo estimated at time of merger.
(c) Represents % of non-California deposits for First Interstate and North and South Carolina deposits for Wachovia.

FIRST                              26                                   WACHOVIA
 UNION

Top Ten Reasons Why We Believe First Union/Wachovia Is Better For Wachovia Shareholders
=======================================================================================

 In Our Opinion:

1)  We have a stronger business mix
2)  We will grow faster
3)  We will be better capitalized
4)  We believe our stock has more upside potential
5)  We are offering greater long-term share value (higher IRR)
6)  We know how to put companies together
7)  We will provide enhanced dividends
8)  We're friendly, not hostile
9)  We make customers our top priority
10) We care about our communities

We've Reached Our Conclusion, and We Hope You Have, Too.
--------------------------------------------------------
        ----------------------------------------------------------------
        First Union and Wachovia - We Believe We Are the Better Company
        ----------------------------------------------------------------

FIRST                              27                                   WACHOVIA
 UNION

Top 50 U.S. Banks: Tier I Risk-Based Capital Ratio
================================================================================



                                                 Tier 1 Risk Based
                                                 Capital Ratio (a)
                                                 -----------------
   1) Investors Financial Services                    15.80 %
   2) Mercantile Bankshares                           15.76
   3) State Street Corporation                        13.30
   4) Fifth Third Bancorp                             13.03
   5) North Fork                                      12.89
   6) Pacific Century Financial                       12.84
   7) First Virginia Banks                            12.58
   8) Commerce Bancshares                             12.23
   9) Valley National Bancorp                         11.75
   10) Synovus Financial Corp.                        11.67
   11) Commerce Bancorp, Inc.                         10.90
   12) Popular, Inc.                                  10.63
   13) UnionBanCal Corporation                        10.49
   14) Centura Banks, Inc.                            10.30
   15) National Commerce Financial Corp.              10.29
   16) Banknorth Group, Inc.                          10.27
   17) Northern Trust Corporation                     10.10
   18) Marshall & Ilsley Corporation                  10.08
   19) TCF Financial Corporation                      10.04
   20) Hibernia Corporation                           9.96
   21) Associated Banc-Corp                           9.69
   22) BB&T Corporation                               9.20
   23) FirstMerit Corporation                         9.14
   24) BancWest Corporation                           9.10
   25) Zions Bancorporation                           9.05
   26) First Tennessee National Corporation           8.72


                                                Tier 1 Risk Based
                                                Capital Ratio (a)
                                                -----------------
27) J.P. Morgan Chase & Co.                         8.70 %
28) PNC Financial Services Group, Inc.              8.70
29) Citigroup, Inc.                                 8.56
30) Union Planters Corporation                      8.55
31) Bank of New York Company, Inc.                  8.42
32) Compass Bancshares, Inc.                        8.15
33) FleetBoston Financial Corporation               7.96
34) Regions Financial Corporation                   7.93
35) Bank One Corporation                            7.80
36) Wachovia Corporation                            7.80
37) Wilmington Trust Corporation                    7.74
    First Union/Wachovia                            7.70
38) AmSouth Bancorporation                          7.69
39) Bank of America Corporation                     7.65
40) KeyCorp                                         7.54
41) SouthTrust Corporation                          7.53
42) Comerica Incorporated                           7.46
43) M&T Bank Corporation                            7.41
44) U.S. Bancorp                                    7.40
45) Wells Fargo                                     7.30
46) Huntington Bancshares                           7.20
47) First Union                                     7.16
48) National City                                   7.04
49) SunTrust Banks                                  6.85
50) Mellon Financial                                6.71
    SunTrust/Wachovia                               6.50


(a) As of March 31, 2001, except National Commerce data as of December 31, 2000.

FIRST                              28                                   WACHOVIA
 UNION

Top 50 U.S. Banks: Tier I Risk-Based Capital Ratio
================================================================================

                                                    2002E Dividend
                                                    Payout Ratio (a)
                                                    ----------------
 1) Investors Financial Services Corp.                       4.0 %
 2) State Street Corporation                                15.9
 3) Citigroup, Inc.                                         16.1
 4) M&T Bank Corporation                                    18.1
 5) Commerce Bancshares, Inc.                               19.4
 6) Zions Bancorporation                                    19.5
 7) Northern Trust Corporation                              23.2
 8) Banknorth Group, Inc.                                   24.6
 9) Wells Fargo & Company                                   26.3
10) Bank One Corporation                                    27.5
11) Bank of New York Company, Inc.                          27.6
12) Fifth Third Bancorp                                     27.9
13) Marshall & Ilsley Corporation                           28.1
14) UnionBanCal Corporation                                 28.1
15) J.P. Morgan Chase & Co.                                 30.0
16) SunTrust Banks, Inc.                                    30.1
17) First Union Corporation                                 30.3
18) Popular, Inc.                                           30.5
19) SouthTrust Corporation                                  30.5
20) National Commerce Financial Corp.                       30.6
21) BancWest Corporation                                    31.0
22) Hibernia Corporation                                    31.5
23) BB&T Corporation                                        31.9
24) FleetBoston Financial Corporation                       31.9
25) Comerica Incorporated                                   32.2
26) Pacific Century Financial Corporation                   32.3



                                                      2002E Dividend
                                                      Payout Ratio (a)
                                                      ----------------
27) TCF Financial Corporation                               32.7 %
28) Commerce Bancorp, Inc.                                  32.8
29) Centura Banks, Inc.                                     33.8
30) Mellon Financial Corporation                            34.1
31) U.S. Bancorp                                            34.1
32) Mercantile Bankshares Corporation                       34.4
    First Union/Wachovia                                    34.9
33) PNC Financial Services Group, Inc.                      36.0
34) North Fork Bancorporation, Inc.                         37.1
35) First Tennessee National Corporation                    37.4
36) Bank of America Corporation                             37.8
37) Compass Bancshares, Inc.                                38.1
38) First Virginia Banks, Inc.                              41.4
39) Synovus Financial Corp.                                 41.4
40) Associated Banc-Corp                                    42.0
41) Regions Financial Corporation                           42.1
42) FirstMerit Corporation                                  42.4
43) Wachovia Corp.                                          42.6
44) Wilmington Trust Corporation                            43.3
45) KeyCorp                                                 44.0
46) National City Corporation                               44.4
    SunTrust/Wachovia                                       46.6
47) AmSouth Bancorporation                                  50.9
48) Union Planters Corporation                              51.6
49) Valley National Bancorp                                 51.8
50) Huntington Bancshares Incorporated                      56.7

---------------------------------------
(a) New GAAP basis. Earnings estimates based on First Call, adjusted for current intangible amortization per share run rate for each institution.

FIRST                              29                                   WACHOVIA
 UNION